Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Festive Beverages, LLC
1743 Independence Blvd., Suite D5
Sarasota, FL 34234
www.wingdingcocktails.com

Up to $107,000.00 in Class B Nonvoting Units at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Festive Beverages, LLC
Address: 1743 Independence Blvd., Suite D5, Sarasota, FL 34234
State of Incorporation: FL
Date Incorporated: January 14, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Nonvoting Units
Offering Maximum: $107,000.00 | 21,400 shares of Class B Nonvoting Units
Type of Security Offered: Class B Nonvoting Units
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

Invest $500 or more: Receive a WINGDING bumper/window sticker and T-shirt.

Invest $1,000 or more: Receive all above plus, your choice of WINGDING athletic brim or straight brim hat.

Invest $2,500 or more: Receive all of the above plus a WINGDING tropical style short-sleeved camp shirt.

Invest $5,000 or more: Receive all of the above plus your choice of WINGDING sweatshirt or hoodie.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Festive Beverages, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class B Nonvoting Units at $5 / unit, you will receive 110 bonus Class B Nonvoting Units, meaning you'll own 110 Class B Nonvoting Units for $500. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

The Company and its Business

Company Overview

The company owns and produces WINGDING brand ready-to-drink cocktails in single-serving pouches. With 12% alcohol, natural ingredients and distinctive packaging, WINGDING cocktails are uniquely positioned in the market as the premium wine-based cocktail in a pouch. WINGDING cocktails fill the need for convenient quality cocktails on the go, which makes them perfect for beaches, boating, golfing, biking, fishing, tailgating, parks, and more. WINGDINGs are currently sold in Florida.

Competitors and Industry

The primary competition for the Company's products is other RTD cocktails in a pouch. The segment is dominated by Daily's pouches. Daily's and the handful of other brands available in this category have lower alcohol content, generally in the 5-6% alcohol range, and all have similar looking designs. WINGDING cocktails offer a more bar-like experience at 12% alcohol and the uniquely shaped pouch comes with an attached straw and recloseable straw hole tab for convenience on the go.

Current Stage and Roadmap

We are currently in the growth and development stage. The company is manufacturing and selling product in a limited market. The business is generating revenue from repeat customers. The company is not yet profitable at the current volume of sales. Sales volumes are expected to increase dramatically as new distributors are picked up. A large distributor has made a commitment to purchase and sell WINGDING cocktails in Texas starting early 2019. The same distributor also has operations in California and Florida.

The Team

Managers

Name: Andy Powell

Andy Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: January 14, 2013 - Present
  Responsibilities: responsibilities include making major company decisions, managing the overall operations and resources of a company, and acting as the

main point of communication between the members and company operations.

Other business experience in the past three years:

- **Employer:** Pension and Tax Advisors, Inc.
  Title: President
  Dates of Service: November 01, 2002 - Present
  Responsibilities: responsibilities include making major corporate decisions, managing the overall operations and resources of a company.

Name: Julie Powell

Julie Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Executive Vice President
  Dates of Service: January 14, 2013 - Present
  Responsibilities: Ensuring the integrity of the governance framework, being responsible for the efficient administration of the company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Members.

Other business experience in the past three years:

- **Employer:** Julie Geary Powell, PA
  Title: Realtor
  Dates of Service: August 05, 2014 - Present
  Responsibilities: Real Estate Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Units in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership

interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Festive Beverages, LLC was formed on January 14, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any shares once our directors determine that we are financially able to do so. Festive Beverages, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Rolling Closes

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our unitholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our unitholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Julie Powell	520,000	Class A Voting Units	80.0
Andy Powell	130,000	Class A Voting Units	20.0

The Company's Securities

The Company has authorized Class B Nonvoting Units, and Class A Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Class B Nonvoting Units.

Class B Nonvoting Units

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Units.

Material Rights

The Class A Voting Members determine the amount and timing of all distributions. Distributions are in proportion to Member's Percentage Ownership Interest. Upon liquidation all assets after payment of liabilities are distributed to Members in proportion to their Capital Account balances. Membership Units are subject to a restriction on transfer with first right of refusal first to the Company and second to the Voting Members. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Class A Voting Units

The amount of security authorized is 1,000,000 with a total of 650,000 outstanding.

Voting Rights

Right to vote upon all matters upon which Members have a right to vote. Votes are determined based on the percentage of Voting Units owned as to the total of all Voting Units. The percentage voting units of a voting member shall be the percentage that is derived when the Member's Voting Units is divided by the total of all of the voting units.

Material Rights

The Class A Voting Members determine the amount and timing of all distributions. Distributions are in proportion to Member's Percentage Ownership Interest. Upon liquidation all assets after payment of liabilities are distributed to Members in proportion to their Capital Account balances. Membership Units are subject to a restriction on transfer with first right of refusal first to the Company and second to the Voting Members. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a minority holder

As a minority holder of Class B Nonvoting Units of the company, you will have limited rights in regards to the company actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the company actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
From 2017 to 2018: Sales increased 53% due to expansion in the market; Cost of Goods Sold decreased due to higher production rates; Operating expenses decreased 15% resulting from lower marketing and website costs. Net income improved by 21% but was still negative due to the relatively small market share and high production costs from small volumes.

Historical results and cash flows:
Historical results and cash flows are not representative of what investors should expect in the future because the company is in the proof of concept stage whereby it is selling product in a limited market to show it has a high level of success when offered into regional and national markets. The Company anticipates operating results and cash flows to grow significantly as the Company expands operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand of about $18,000, credit card available credit of about $38,000, and shareholder loans as needed to sustain operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are important to the Company for expansion and profitability. Without these funds the Company can continue to operate and slowly improve sales but will take considerably longer to achieve profitability and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign are necessary to meet the anticipated demand from new business. The Company will need to produce larger quantities of inventory and ramp up operations in order to meet projected sales volumes.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The Company can operate for approximately 3 months if only the minimum is raised based on current overhead expenses.

How long will you be able to operate the company if you raise your maximum funding goal?
The Company expects to operate for approximately 12 months if the the maximum funding goal is raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Additional sources of capital is available in the form of Member loans and contemplated future capital raises.

Indebtedness

- **Creditor:** Valley National Bank
  Amount Owed: $212,941.00
  Interest Rate: 8.0%
  Maturity Date: June 09, 2023
  The interest rate is the Prime Rate plus 2.75% adjusted quarterly. The Company Founders/Initial Members are guarantors on the debt.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,250,000.00

Valuation Details: We determined our valuation based upon various angel investor and venture capital methodologies. Primarily, we took an estimated terminal value in approximately 5 years to be $43,200,000 based on internal projections using industry standard sale multiple of 2x revenue and assuming $1,070,000 capital investment. Using an expected ROI of 10x, the post-money valuation equals $4,320,000. After subtracting the capital investment the pre-money valuation equals $3,250,000.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  94.0%
  Our goal is to build inventory in preparation of significant sales demand from distributors starting early 2019.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  39.0%
  Operations will consist of hiring support staff and purchasing office equipment such as additional computers, phones, printers, etc.

- *Marketing*
  9.0%
  Marketing will include tasting events, point of sale merchandising, event sponsorship and/or branded merchandise giveaways.

- *Inventory*
  46.0%
  Inventory is to purchase minimum quantities of pouches, cases, and ingredients to attain best available pricing and meet anticipated demand to avoid back orders and delays. The minimum required works out to about 50,000 pouches for all the 5 flavors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.wingdingcocktails.com (www.wingdingcocktails.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/festive-beverages-llc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Festive Beverages, LLC

[See attached]

I, Andrian Powell, the Chief Executive Officer of Festive Beverages, LLC, hereby certify that the financial statements of Festive Beverages, LLC and notes thereto for the periods ending 2017 and 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Festive Beverages, LLC has not yet filed its federal tax return for 2018.

For the year 2017 the amounts reported on our tax returns were total income of -$9,279; taxable income of -$106,139 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 1/15/2019.



(Signature)

_C.E.O._

(Title)

_1/15/19_

(Date)

FESTIVE BEVERAGES, LLC

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018**

FESTIVE BEVERAGES, LLC
Index to Financial Statements
(unaudited)

FESTIVE BEVERAGES, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

Festive Beverages, LLC
Balance Sheets
For the Years Ended December 31, 2018 and 2017

	2018	2017
CURRENT ASSETS:		
Cash	$ 18,109	$ 6,777
Trade Accounts Receivable	12,105	986
Inventory	97,508	120,873
Prepaids and Security Deposits	2,279	2,279
Total Current Assets	130,002	130,915
PROPERTY AND EQUIPMENT:		
Furniture and Equipment	3,236	3,236
Tooling	35,871	35,871
Less: Accumulated Depreciation	(30,768)	(27,433)
Net Property and Equipment	8,339	11,674
OTHER ASSETS		
Loan Origination Fees	12,637	12,637
Less: Accumulated Amortization	(4,663)	(2,858)
Total Other Assets	7,974	9,779
TOTAL ASSETS	$ 146,315	$ 152,367
CURRENT LIABILITIES:		
Accounts Payable	$ 16,481	$ 12,342
Credit Cards Payable	10,880	2,203
Payroll Tax Payable	6	25
Total Current Liabilities	27,367	14,570
LONG-TERM LIABILITIES	212,941	236,407
TOTAL LIABILITIES	240,308	250,977
MEMBER'S EQUITY	(93,994)	(98,610)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 146,315	$ 152,367

FESTIVE BEVERAGES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Festive Beverages, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2018 and 2017

Statements of Operations

	2018	2017
SALES	$ 28,571	$ 18,692
COST OF SALES	24,226	27,972
GROSS PROFIT	4,345	(9,280)
OPERATING EXPENSES:		
Advertising and promotion	816	5,521
Amortization	1,805	1,805
Auto and Truck Expenses	1,807	5,632
Bank Service Charges	46	397
Consulting Fees	29,100	23,250
Depreciation	3,335	6,469
Distributor Costs	6,059	0
Insurance	1,900	1,919
Legal and Accounting	0	0
Licenses and permits	2,695	1,645
Marketing and Website	162	7,037
Meals and entertainment	68	459
Miscellaneous	0	100
Office Supplies	693	1,175
Payroll Taxes	58	393
Postage and Shipping	3,073	4,243
Professional Fees	0	1,005
Rent	14,478	13,854
Repairs and Maintenance	0	0
Service Charges	169	385
Taxes (Wine Tax)	2,383	2,536
Telephone and Internet	1,954	1,865
Travel	441	1,108
Utilities	796	947
Wages	530	3,588
Total Operating Expenses	72,368	85,332
OPERATING INCOME (LOSS)	(68,023)	(94,611)
INTEREST EXPENSE	17,360	13,656
NET INCOME BEFORE TAXES	(85,383)	(108,267)
INCOME TAXES:	0	0
NET INCOME	$ (85,383)	$ (108,267)

Member's Equity

	2018	2017
MEMBER'S EQUITY - BEGINNING	$ (98,610)	$ (29,093)
Net Income	(85,383)	(108,267)
Member's Contributions	90,000	38,750
Member's Withdrawals	0	0
MEMBER'S EQUITY - ENDING	$ (93,994)	$ (98,610)

FESTIVE BEVERAGES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Festive Beverages, LLC
Statement of Cash Flow
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (85,383)	$ (108,267)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Amortization	1,805	1,805
Depreciation	3,335	6,469
Deferred Income Taxes	0	0
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	(11,119)	(806)
Inventory	23,364	(35,262)
Prepaid Income Taxes	0	0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	4,139	8,546
Credit Cards Payable	8,677	(11,194)
Payroll Tax Payable	(20)	(976)
Total Adjustments	30,182	(31,418)
Net Cash Flows From Operating Activities	(55,201)	(139,685)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	0	(1,800)
Net Cash Flows From Investing Activities	0	(1,800)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (Decrease) in Debt	(23,466)	83,516
Member's Contributions (Withdrawals)	90,000	38,750
Net Cash Flows From Financing Activities	66,534	122,266
NET INCREASE (DECREASE) IN CASH	11,333	(19,220)
CASH - BEGINNING	6,776	25,996
CASH - ENDING	$ 18,110	$ 6,776

NOTE 1 – NATURE OF OPERATIONS

Festive Beverages, LLC was formed on January 14, 2013 ("Inception") in the State of Florida. The financial statements of Festive Beverages, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasota, Florida.

Festive Beverages, LLC produces ready-to-drink cocktails in single-serving pouches that sell under the WINDING brand name. WINGDING pouch cocktails are currently offered in five flavors: Margarita, Long Island Iced Tea, Electric Lemonade, Strawberry Daiquiri and Strawberry Colada. WINGDING cocktails are a premium brand with natural ingredient and no preservative, and 12% alcohol by volume for a bar-like experience. WINGDING cocktails pouches offer a unique pouch with a patented straw hole tab and attached straw that provides a truly portable experience for going to the beach, boating, tailgating, hiking, picknicks, golfing, and more.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

7

Revenue Recognition

The Company will recognize revenues from sales of product to beverage distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has not yet filed a tax return for 2018 and therefore is not yet subject to tax examination by the Internal Revenue Service (IRS) or state regulatory agencies for the period ending December 31, 2018. The Company has filed tax returns for the years 2013 through 2017, and the Company has no knowledge of any examination by the IRS or state regulatory agencies for those periods.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans

The Company received a Small Business Administration (SBA) loan (the "Loan") in April 2016 for the principal amount of $263,000.00 with Valley National Bank (formerly USAmeriBank). The monthly payment on the Laon is $4,610.76 and the interest rate is the Prime Rate plus 2.75%, adjusted quarterly. The principal balance of the Loan as of December 31, 2018 was $212,941. The maturity date of the Laon is June 2023. The initial Members of the Company are personal guarantors on the Loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The Company has two classes of Membership Units, Class A Voting Units and Class B Nonvoting Units. The Company is authorized to issue up to 1,000,000 Class A Voting Units and up to 1,000,000 Class B Nonvoting Units. The Company has issued 650,000 Class A Voting Units to the two Founders/Initial Members.

Operating Agreement

The Company is managed by the Managers of the Company. The Managers may consist of a Chief Operating Officer, a President, one or more Vice-Presidents, a Chief Financial Officer or Treasurer and a Secretary. The Managers maintain the books, records and finances of the Company. At the close of each year, the profits and losses of the Company are allocated among the Members in proportion to their percentage Ownership Interests. A Member may resign or transfer his or her shares subject to certain restrictions.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related party transactions between the Company and its founders, Members or officers.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through the date of this Statement. There have been no other events or transactions during this time that would have a material affect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


WING DING
MARGARITA
ELECTRIC LEMONADE
LONG ISLAND ICED TEA
STRAWBERRY DAIQUIRI
STRAWBERRY COLADA
12% ALCOHOL
CHILLED OR FROZEN

PLAY VIDEO

0 Investors

$0.00

Raised of $10K - $107K goal

Festive Beverages

Premium Cocktails in a Pouch

Small OPO
Food & Beverage
US Investors Only

Overview | Team | Terms | Updates | Comments | Share

WingDing: Premium Cocktails in a Pouch

Invest in Festive Beverages


WING DING
ELECTRIC LEMONADE
STRAWBERRY COLADA
12%

Festive Beverages, LLC has developed a popular new line of ready-to-drink (RTD) alcoholic beverages in flexible stand-up pouches under the WingDingTM label. WingDing was first launched in October 2016 in the Tampa Bay area of Florida. Based on our success in the Tampa Bay market, we are now ready to expand our distribution nationally. Our premium RTD cocktails come in five delicious flavors - *Margarita, Electric Lemonade, Long Island Iced Tea, Strawberry Daiquiri* and *Strawberry Colada.* It's time to fuel our expansion!

Leave your blender home and
Join the Party!
Perfect for beaches, boating, golfing, tailgating, biking,
or wherever your party takes you!

We are excited to be part of the new trend in RTD portable alcoholic beverages. Consumers are looking for portable cocktails that more closely resemble ones that are found in restaurants, cocktail lounges and bars. WingDing is ready to

please.

The Offering

$5.00 / Class B Nonvoting Unit | When you invest you are betting the company's future value will exceed $3.3M.

The Perks

All perks occur after the offering is completed

The Industry: Steady Growth and Surging Demand

"The wine and spirits industry has experienced steady growth over the last ten years. The spirits segment volume has been growing at a CAGR of 1.8% over the last 10 years while revenues outpace this growth with a CAGR of 3.3%. The wine segment has been growing steadily at a CAGR of 3.4% over the last ten years in revenues and a CAGR of 2.2% in volume."


Source




We believe the RTD category of alcoholic beverages is experiencing unprecedented growth at every level in the US and globally in wine, spirit and malt-based products. According to Nielsen, 12 percent of alcoholic beverage buyers purchased a pouch product in the past year, twice the number of people who had tried one in the previous year. Customers in that study typically ranged in age from 35 to 54. Major national retailers, such as Walmart, Super-Valu, Kroger, HEB and Total Wine & More have committed substantial shelf and refrigeration space to a new and successful entry in a stand-up pouch with a wine-based RTD beverage produced by Daily's.

Ready to drink cocktails are emphasizing lifestyle as much as convenience. "You have a convenience trend happening, you have a lifestyle thing happening, and then you have this can phenomenon," says Kevin Roberts, the executive vice president of supplier engagement for the alcohol distributor Breakthru Beverage Group, based in the U.S. and Canada. "You put those three together, and then you top it off with a consumer that's blending and bleeding into other categories, and it's a very exciting time for prepared cocktails. We're definitely seeing the consumer move to more premium prepared cocktail solutions.

Source

WingDing in a Nutshell

wingding (n.): a wild, lively, or lavish party



We are FUN, EASY, and So Delicious!

The package is environmentally responsible, as it significantly reduces the ratio of packaging material to product (in comparison to glass or paperboard containers). In addition, the pouch has a very low carbon footprint (less energy to produce) and is over 90% lighter than glass making it the most efficient in transportation and storage. Pouches can also be frozen with no risk of the package exploding.

Unique selling propositions include:

- Natural flavors with no preservatives or artificial sweeteners
- 12% alcohol by volume (for bar-like experience)
- Only a wine license needed for retail
- Unique straw hole with reclosable tab and an attached straw
- No cup needed, so truly portable and great for beaches, boating, golfing, biking, fishing, parks and more
- Mouth-watering graphics designed to "pop" off the shelves

Awards and Accolades

- **World Beverage Innovation Awards WINNER Best Packaging Design or Label: WINGDING Stand-up Pouch with Pull Tab Label for Cocktails**
- *"Loved the Long Island Iced Tea at the beach in Florida. Would love to have them in Fort Worth TX"* - Joan M.
- *"We were just in Clearwater Beach and the wives loved your WingDings. When will they be available in Cincy or Cleveland?"* - Mark K.
- *"I tried your Strawberry Colada at an event last night and I really enjoyed it. It was a huge hit among the group."* - Christina C.
- *"I had the opportunity to sample your WingDing Margarita and Long Island Iced Tea today. They were fantastic!"* - Alix



Our Business Plan



Currently, our company is producing and selling WingDing pouches in a limited market in Florida through 2 small distributors and self-distribution. To date, the company has sold over 30,000 pouches, or 1,260 cases, and generated over $47,000 in revenue in 2 years. The business is generating revenue from repeat customers, and it's time to grow! A large distributor has made a verbal commitment to purchase and sell WingDings in Texas starting early 2019. The same distributor also has operations in California and Florida. This means our sales volumes are expected to increase dramatically.

Why We Succeed: With 12% alcohol, natural ingredients and distinctive packaging, WingDing cocktails are uniquely positioned in the market as the premium RTD wine based cocktail in a pouch. WingDing cocktails fill the need for convenient quality cocktails on the go, which makes them perfect for beaches, boating, golfing, biking, fishing, parks and more. In fact, WingDings were featured at a Universal Studios Hollywood marketing event so the guests could drink cocktails while riding the tram. We have a proven track record with approximately 50 retailers and have developed many faithful fans of the product. We are looking to expand nationally and have generating interest from a number of regional and national distributors that will acquire inventories of the WingDing products.

Your Investment

Festive Beverages is raising up to to $107,000 for the expansion of WingDing, our alcoholic beverage brand in the ready-to-drink alcoholic beverage space. Funds will be used to build an inventory reserve, marketing & sales programs, secure major distribution, scale operations and staffing, and develop new product lines.

The funds will be used for the following:

- Capital to purchase ingredients and packaging and production of sufficient inventories of the specialty beverages; and



- Funds to grow the business by increasing production and expanding distribution, marketing, sales and administration.

Who We Are and Why YOU Should Invest NOW



The company founders, Andy Powell and Julie Powell are fun-loving and active people that appreciate a convenient way to consume an alcoholic beverage when on the go. The idea of an adult beverage in a pouch came to Andy and Julie when Andy was working for a pouch company in California making premium kid's beverages.

The decision to invest is simple. WingDing cocktails target a fast growing segment of the alcohol market. We have a proven product that people love. We have a new distribution commitment. We are looking for partners who are as excited about the marketplace and our product as we are. Join us as we expand. Let's grow our brand together.

We Invite You to Join the Party!



The Beginning

Festive Beverages was formed and initial owner capital was used to develop the brand, logos, packaging design, marketing materials and slogans.

January 2013

October 2016

The Launch

We launched sales of WINGDING brand

Trademark is Registered

WINGDING trademark registration was completed with US Patent and Trademark Office.

November 2017

May 2018

Sales Milestone

25,000 WINGDING pouches were sold to

New Texas Distribution

Major Texas distributor agrees to add WINGDING to is offerings to launch early 2019.

October 2018

April 2019

Expansion

We expand our distribution and

pouch cocktails in
Florida.

date.

inventory with monies
raised. (ANTICIPATED)

Meet Our Team





Andy Powell
Founder & CEO

Mr. Powell is a successful entrepreneur, attorney and Angel Investor with more than ten years of experience in beverage manufacturing and over eight years in the beverage pouch products industry. In addition to his management skills, Mr. Powell has developed strong relationships in the beverage pouch industry with suppliers, manufacturers, and sales consultants.

Julie Powell
Founder & EVP

Mrs. Powell is an entrepreneur with many years of sales experience. Having earned a Masters degree in psychology, Mrs. Powell provides a unique perspective in product design and marketing. Mrs. Powell's skills also include: marketing, product development, point of sale design, customer relations, and logistics, among others.








James Moeller
Consultant

Mr. Moeller has over 30 years of experience in the beverage industry. His extensive career includes top executive positions with Gallo, Diageo, Don Sebastiani & Sons, Sebastiani Winery, TGIC, and founding Access Beverage Inc., Tasi Winery, and Good Time Beverages LLC. He directed sales efforts for national and international spirits brands including Smirnoff, Christian Brothers Brandy, Black Velvet, Yukon Jack, and TGIF Cocktails and he has been instrumental in the inception, development, and launch of multiple million case wine and spirit brands including, Vendange, Talus, Pepperwood Grove, Bartles and Jaymes, Gallo Varietals, Nathanson Creek, Smoking Loon and TGIF Cocktails. In addition, he has been a General Manager for two large statewide beverage distributors in Virginia and California.

Robert Karr
Consultant

Mr. Karr specializes in the development of premium brands, in all categories of Spirits and Wines. His experience includes sales manager and marketing positions with Starr Brokerage and Consulting, Republic National Distributing Company, Quality Beverage and various positions with Julius Schepps Company, Tarrant Distributing and Republic Beverage. Mr. Karr's skills also include: purchasing, forecasting, pricing, product development, point of sale design, customer relations, and new product introductions, among others.

Offering Summary

Company :	Festive Beverages, LLC
Corporate Address :	1743 Independence Blvd., Suite D5, Sarasota, FL 34234
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-voting Units
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered* :	21,400
Price per Share :	$5.00

Pre-Money Valuation : $3,250,000.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

Invest $500 or more: Receive a WINGDING bumper/window sticker and T-shirt.

Invest $1,000 or more: Receive all above plus, your choice of WINGDING athletic brim or straight brim hat.

Invest $2,500 or more: Receive all of the above plus a WINGDING tropical style short-sleeved camp shirt.

Invest $5,000 or more: Receive all of the above plus your choice of WINGDING sweatshirt or hoodie.

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Festive Beverages, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class B Nonvoting Units at $5 / unit, you will receive 110 bonus Class B Nonvoting Units, meaning you'll own 110 Class B Nonvoting Units for $500. Fractional units will not be distributed and units bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Festive Beverages to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Julie Powell, Founder and EVP of Festive Beverages, LLC The concept for WINGDINGs started when we were at a tailgate party and they were making margaritas. There were all these ingredients, a blender, a generator...it was loud and messy.

Andy Powell, Founder and CEO of Festive Beverages, LLC At the time, I was working with a company that made juice pouches for kids. So seeing the issues with the margarita at the tailgate, we had this ah-ha moment when we both realized ... wouldn't it be great to have an adult version of a the pouch with a cocktail inside? No blender, no noise, no mess!

Julie Powell A pouch cocktail makes a lot of sense; it's very convenient and portable, so its great for tailgating, beaches, boating, and all kinds of activities.

Andy Powell As we researched the concept, we discovered that the wine and spirits industry does over $100 billion in sales annually in the U.S., and the ready-to-drink beverage category is undergoing explosive growth.

Julie Powell The trend is more and more adults are reaching for wine and cocktails over beer, and Millennials tend to prefer ready-to-drink cocktails.

Andy Powell So utilizing my experience and relationships in the juice pouch business, we set out to make a cocktail in a pouch. Our team put a lot of thought and work into developing a premium product.

Julie Powell For example, the pouch was designed with an attractive, sleek shape that fits nicely in the hand. And our graphics really pop. The result was so good that we even won an international award for Best Packaging Design.

Andy Powell Also, to be truly portable, our pouch has a unique re-closeable straw hole and a custom telescopic straw attached. So you can drink right from the pouch, no need for a cup.

Julie Powell As a premium cocktail, the ingredients had to be natural with no artificial sweeteners or preservatives.

Andy Powell And we decided on 12% alcohol by volume to provide a bar-like cocktail experience. Another benefit is that when put in the freezer it turns into a slushy drink, as opposed to a flavored lump of ice.

Julie Powell To get the flavor just right, we tasted lots of samples. And had fun doing it.

Andy Powell For variety, we came up with 5 delicious flavors: Margarita, Long Island Iced Tea, Electric Lemonade, Strawberry Daiquiri and Strawberry Colada. Something for everyone.

Julie Powell Finding a unique name for the product was a challenge. Our team came up with the name WINGDING and we loved it, the name really fit. And WINGDING literally means a lively or lavish party.

Andy Powell The next step was to sell WINGDINGs in a test market for proof of concept. We started selling WINGDINGs in early 2017 here in our home state of Florida. You can now find WINGDINGs throughout the Tampa Bay area, from Clearwater Beach to Kasey Key in Sarasota.

Julie Powell Customers absolutely love WINGDINGs. And so do the stores; they have provided us excellent feedback and are consistently reordering.

Andy Powell We receive lots of emails from people that have enjoyed WINGDINGs and want to know if they are available near their home towns. Here's an example: This one is from California where we were featured in a Universal Studios Hollywood marketing event so the guests could drink cocktails while riding the tram. Christina C. wrote: I tried your Strawberry Colada at an event last night and I really enjoyed it. WINGDINGs were a huge hit among the group. Wanted to find out if you are selling this anywhere in Southern California.

Julie Powell The time has come to expand distribution to other states such as Texas, California and Colorado, with nationwide distribution not far behind. In fact, a large Texas distributer has already committed to adding WINGDINGs to its offerings starting in the Spring.

Andy Powell The opportunity is knocking, but we need your support so that we can take our operations to the next level. Come join us as we expand and let's grow our brand together.

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<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED OPERATING AGREEMENT

FOR

FESTIVE BEVERAGES, LLC

A Florida Limited Liability Company

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") is entered into and shall be effective as of December 18, 2018 by and among the Members of the Company executing this Agreement.

WHEREAS, The Members formed a limited liability company known as Festive Beverages, LLC (the "Company") by causing Articles of Organization to be filed with the Florida Secretary of State on Janaury14, with an effective date of January 11, 2013.

WHEREAS, The Members executed an Operating Agreement as of January 14, 2013 (the "Original Operating Agreement");

WHEREAS, The Members desire to modify the original Operating Agreement to increase the number of authorized units and further define the allocation of said units and to make such additional changes as reflected herein;

IN CONSIDERATION of the foregoing Recitals and the mutual covenants and agreements contained herein, the Members do hereby agree to the terms and conditions of this Agreement as follows:

ARTICLE I

DEFINITIONS

1.1 **Defined Terms.** For purposes of this Operating Agreement, and unless the context indicates otherwise, the word or words set forth below within the quotation marks shall be deemed to have the following meanings:

A. "Act" - Florida Revised Limited Liability Company Act (Chapter 605 of Title 36 of the Florida Code), as revised or amended from time to time.

B. "Articles" - The Articles of Organization as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

C. "Bankrupt Member" - The filing by a Member of a petition commencing a voluntary case under the Bankruptcy Code; a general assignment by a Member for the benefit of creditors; an admission in writing by a Member of his or her inability to pay his or her debts as they become due, the filing by a Member of any petition or answer in any proceeding seeking for himself or herself, or consenting to, or acquiescing in, any insolvency, receivership, composition, readjustment, liquidation, dissolution, or similar relief under any present or future statute, law, or regulation, or the filing by a Member of an answer or other pleading admitting or failing to deny, or to contest, the material allegations of the petition filed against him or her in any such proceeding; the seeking or consenting to, or acquiescence by a Member in, the appointment of any trustee, receiver or liquidator of him or her, or any part of his or her case under the Bankruptcy Code, or a proceeding under any receivership, composition, readjustment, liquidation, insolvency, dissolution, or like law or statute, which case or proceeding is not dismissed or vacated within 60 days.

D. "Dissolution" - (1) In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee); (2) in the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership; (3) in the case of a Member that is a corporation, the filing of a Certificate of Cancellation, or its equivalent, for the corporation or its equivalent, for the limited liability company, or the involuntary dissolution by a non-appealable order of the district court; or (4) in the case of an estate, the distribution by the fiduciary of the estate's entire Membership Interest.

E. "Managers" – Those persons elected, in accordance with this Agreement, Articles of Organization and the Law, as a Manager of the Company pursuant to and in accordance with the Articles of Organization and/or regulations of this Company.

F. "Member" - Each of the persons signatory hereto either by signing this Agreement or agreeing to be obligated by the terms of this Agreement and any other person or persons who may subsequently be designated as a Member of this Company pursuant to the further terms of this Agreement.

G. "Membership Interest" - The share of profits and losses, gains, deductions, credits, cash, assets, and other distributions (liquidations and otherwise) and allocations of a Member or, in the case of an Assignee, the rights of the assigning Member.

H. "Membership Rights" - The rights of a Member which are comprised of a Member's: (1) Membership Interest, and may or may not be comprised of a Member's right to participate in the management of the company.

I. "Person" - Individual, business entity, business trust, estate, trust, association, joint venture, government, governmental subdivision or agency or any other legal or commercial entity.

J. "Resignation" - The decision or determination of a Member to no longer continue as a Member, upon written notice to the Company.

K. "Retirement" - The withdrawal of a Member or Manager from the Company upon such times and events as are provided in this Agreement which will permit withdrawal of a Member without violating or breaching the terms of this Agreement.

L. "Substitute Member" - An Assignee who has admitted to all of the rights of membership pursuant to this Agreement.

M. "Super-majority Vote" - The affirmative vote of three-fifths (60 percent) of the outstanding Voting Units of the Voting Members.

ARTICLE II

ORGANIZATION

2.1   Formation and Qualification. The limited liability company named herein (the "Company") was formed under Florida laws by filing Articles of Organization with the Florida Secretary of State and is subject to the Florida Revised Limited Liability Company Act (the "Act").

2.2   Name. The name of the Company shall be "**Festive Beverages, LLC.**" The business of the Company may be conducted under that name or, in compliance with applicable laws, any other name that the Voting Members deem appropriate or advisable. The Voting Members on behalf of the Company shall file or cause to be filed any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the Voting Members consider appropriate or advisable.

2.3   Term. The term of the Company commenced on January 11, 2013 and shall be perpetual unless dissolved as provided in this Agreement.

2.4   Office and Agent. The principal office of the Company shall be at such place or places of business within or without the State of Florida as the Voting Members may determine. The Company shall continuously maintain a registered agent in the State of Florida as required by the Act. The registered agent shall be as stated in the Articles or as otherwise determined by the Voting Members.

2.5   Purpose of Company. The Company may engage in any lawful business for which limited liability companies may be organized in the state of Florida, or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate is business as described herein.

ARTICLE III

MEMBERSHIP UNITS, VOTING AND MANAGEMENT

3.1   Membership Units. Subject to the terms of this Agreement, the Company is authorized to issue equity interests in the Company designated as Units. The total number of Units authorized to be issued by the Company is two million (2,000,000) Units to be allocated by classification set forth in Section 3.2. The total number of Units authorized to be issued may only be changed by a Super-majority Vote. Any Units that are purchased, redeemed or otherwise acquired by the Company or that otherwise cease to be outstanding shall be canceled and restored to the status of authorized but unissued Units unless otherwise provided.

3.2   Classification of Membership Units. The Company shall issue Class A Voting Units ("Voting Units"), to the Voting Members (the "Voting Members"). The total number of Class A Voting Units authorized to be issued by the Company is one million (1,000,000) Units. The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Units ("Percentage Voting Units") in the Company. The Percentage Voting Units of a Voting Member shall be the percentage that is derived when the Member's Voting Units is divided by the total of all of the Voting Units.

The Company may issue Class B Nonvoting Units ("Nonvoting Units"). The total number of Class B Nonvoting Units authorized to be issued by the Company is one million (1,000,000) Units. Members may own both Voting Units and Nonvoting Units. Members who own Units only in Nonvoting Capital ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this Agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this Agreement only if he or she signs such amendment.

3.3 **Percentage Ownership and Voting Interests.** A Member's Ownership Interest ("Ownership Interest") is the total of his or her Voting Units and Nonvoting Units, together with all of the rights, as a Member or Manager of the Company, that arise from such Units. The Percentage Ownership Interest ("Percentage Ownership Interest") of a Member shall be calculated by adding together that Member's Voting Units and Nonvoting Units, and then dividing this sum by the total of all of the Member's Voting Units and Nonvoting Units.

The Company shall maintain records of al Voting Member and Nonvoting Members and their respective Voting Units and Nonvoting Units, Percentage Ownership and Percentage Voting Interests in the Company.

3.4 **Voting.** Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members of the Company, act collectively, and, unless otherwise specified or permitted by this Agreement, unanimously. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his or her capacity as a Member of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the terms "Manager" or "Managers" refers to the Voting Members.

3.5 **Liability of Members.** All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

3.6 **New Members.** The Voting Members may issue additional Voting Units or Nonvoting Units and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved by a majority of the Voting Members; (ii) delivers to the Company his or her required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company.

Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

ARTICLE IV

CAPITAL ACCOUNTS

4.1 **Capital Accounts.** A separate capital account shall be maintained for each Member's ownership interest in Class A Voting Capital (the "Voting Capital Account") and Class B Nonvoting Capital (the "Nonvoting Capital Account").

The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his or her ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

Guaranteed Payments ("Guaranteed Payments") for salary, wages, fees, payments on loans, rents, etc., may be made to the Members. Guaranteed Payments shall not be deemed to be distributions to the Members on account of their Ownership Interests, and shall not be charged to the Members' capital accounts.

No Member shall be obligated to restore any negative balance in his or her Capital Account. No Member shall be compensated for any positive balance in his or her Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704 -1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations. The Members agree that the initial Capital Accounts of the Members on the date hereof are as set forth in Schedule A.

4.2 **Additional Capital.** If, at any time or times hereafter, the Voting Members shall determine that additional capital is required by the Company, the Voting Members shall determine the amount of such additional capital and the anticipated time such additional capital will be required; whether such additional capital shall be provided by the Members by way of additional Capital Contributions, by way of loans from Members, or by way of issuing additional Membership Units; whether additional Membership Units, if any, shall be of in the form of Class A Voting Unitts or Class B Nonvoting Units. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Capital Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member.

In the event that additional Class A Voting Units are to be issued, the Voting Members who exist immediately prior to such issuance shall be provided written notice of this intent, and shall be offered in such notice the opportunity to make additional capital contributions in Class A Voting Units in proportion to their respective Percentage Voting Interests; provided that this right, if not exercised within thirty (30) days after such notice is received, shall expire automatically, unless this period is extended by the Voting Members. Any loans or additional capital contributions shall be voluntary.

The capital accounts of the Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional capital contributions.

ARTICLE V

STATUS, RIGHTS AND DUTIES OF MEMBERS

5.1   Meetings of Voting Members. No regular, annual, special or other meetings of Voting Members are required to be held. Any action that may be taken at a meeting of Voting Members may be taken without a meeting by written consent in accordance with the Act. Meetings of the Voting Members, for any purpose or purposes, may be called at any time by a majority of the Voting Members, or by the President of the Company, if any. The Voting Members may designate any place as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

5.2   Notice of Meetings. In the event that a meeting of the Voting Members is called, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five nor more than sixty business days before the date of the meeting unless otherwise provided, either personally, by mail, by email, or by or at the direction of the Members calling the meeting, to each Voting Member. Notice of a meeting need not be given to any Voting Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Voting Member.

5.3   Waiver of Notice. A Voting Member may waive any notice before or after the date and time stated in the notice for the meeting to be held. Such waiver must be in writing, signed by the Voting Member entitled to the notice, and be delivered to the Company for inclusion into its records. A Voting Member's attendance at a meeting:
    A. Waives objection to lack of notice or defective notice of the meeting, unless the Voting Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and
    B. Waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, unless the Voting Member objects to considering the matter when it is presented; and
    C. the business transacted nor the purpose of the meeting need be specified in such waiver.

5.4   Record Date. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Voting Members. When a determination of Voting Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

5.6   Quorum. Members holding at least fifty percent (50%) of the Voting Units in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority of the Voting Members so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting shall be given to each Voting Member. The Voting Members present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Members whose absence would cause less than a quorum.

5.7   Voting. If a quorum is present, a majority vote of the Voting Members so represented shall be the act of the Members, unless the vote of a lesser or greater proportion or number is otherwise required by the Act, by the Articles or by this Agreement. Unless stated otherwise by law, the Articles of Organization, or this Agreement, each Voting Member shall be entitled to one vote weighted in proportion to the Member's relative Voting Units.

5.8   Dealings with the Company. Any Member may lend money to and receive loans from the Company, act as an employee, independent contractor, lessee, lessor, or surety of the company, and transact any business with the Company that could be carried out by someone who is not a Member; and the Company may receive from or pay to any Member remuneration, in the form of wages, salary, fees, rent, interest, or any form that the Voting Members deem appropriate.

5.9   Managers and Agents of the Company. The Voting Members shall appoint Managers of the Company who, to the extent provided under this Agreement or by the Voting Members, may have and may exercise all such powers and authority in the conduct of the business and affairs of the Company. The Voting Members may authorize any Member or Members of the Company, or other individuals or entities, whether or not a Member, to take action on behalf of the Company, as the Voting Members deem appropriate.


ARTICLE VI

STATUS, RIGHTS AND DUTIES OF MANAGERS


6.1   Business Affairs. The ordinary and usual decisions concerning the business affairs of the Company shall be made by the Managers.

6.2   Offices. The Managers of the Company may consist of a Chief Executive Officer (CEO), a President, one or more Vice-Presidents (VP), a Chief Financial Officer (CFO) or Treasurer, a Secretary, or other officers or agents as may be elected or appointed by the Voting Members. The Voting Members may provide rules for the appointment, removal, supervision and compensation of such officers, the scope of their authority, and any other matters relevant to the positions. The officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Voting Members.

6.3   Authority. Any action taken by a duly authorized officer, pursuant to authority granted by the Voting Members in accordance with this Agreement, shall constitute the act of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

6.4   Reporting. The Managers shall provide reports at least annually to the Members at such time and in such manner as the Managers may determine reasonable. The Managers shall provide all Members with those information returns required by the Internal Revenue Code and the laws of the State of Florida or any other state having jurisdiction over this Company.

6.5 **Term.** Each Manager shall hold office until:

A. the next annual meeting of Members or until his or her successor shall have been elected and qualified;

B. the resignation of such Manager from the Company;

C. removal of such Manager by the Members of the Company in the manner set forth in this Agreement.

6.6 **Performance and Reliance.** A Manager of the Company shall perform his or her duties as a Manager, including his or her duties as a member of any committee upon which he or she may serve, in good faith and that are necessary and convenient to carry out the business and affairs of the Company, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (A), (B) and (C) of this Section; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a Manager of the Company. Those persons and groups whose information, opinions, reports and statements a Manager is entitled to rely upon are:

A. One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

B. Counsel, public accountants, or other persons as to matters which the Manger reasonable believes to be within such persons' professional or expert competence; and

C. A committee appointed by the Managers upon which he or she does not serve, duly designated in accordance with the provision of this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

6.7 **Resignation.** Any Manager may resign at any time by giving written notice his or her supervisor or to the Company. The resignation of such manager shall take effect upon the receipt thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance, of such resignation shall not be necessary to make it effective.

6.8 **Removal.** Any Manager may be removed from office at any time with or without cause by the Voting Members.

6.9 **Vacancy.** Any vacancy occurring in the Managers other than the CEO, or President if no CEO, shall be filled by appointment by the CEO, or by the President if no CEO, for a term of office continuing only until the later of the next election by the Voting Members or the term of any employment contract, not to exceed three years. Any vacancy occurring in the office of CEO, or President if no CEO, shall be filled by the affirmative vote of the Voting Members. Any Manager position to be filled by reason of an increase in the number of Managers may be filled by appointment by the CEO, or President if no CEO, for a term of office continuing only until the next election by the Voting Members.

6.10   Delegation of Powers by Members. The Members may from time to time delegate the powers or duties of any Manager of the Company, in the event of his or her absence or failure to act otherwise, to any other Manager or Member or person whom they may select.

6.11   Compensation. The compensation of each Manager other than the CEO, or President if no CEO, shall be such as the CEO may from time to time determine. The compensation of CEO, or President if no CEO, shall be such as the Voting Members may from time to time determine. The Managers may be paid their business-related expenses, such as travel and meals, when conducting business on behalf of the Company, or other such expenses as agreed to in advance in writing.

6.12   Duties of Secretary. The Secretary shall keep the minutes of all meetings and record all votes of Voting Members and committees in a book to be kept for that purpose. He or she shall give or cause to be given any required notice of meeting of Voting Members or any committee, and shall be responsible for preparing or obtaining from a transfer agent appointed by the Members, the list of Members on a record date determined in the manner set forth in section of this Agreement. He or she shall be the custodian of the seal of the Company and shall affix or cause to be affixed the seal to any instrument requiring it and attest the same and exercise the powers and perform the duties incident to the office of Secretary subject to the direction of the Members.

6.13   Duties of CFO/Treasurer. Subject to the direction of the Voting Members, the CFO or Treasurer shall have charge of the general supervision of the funds and securities of the Company and the books of account of the Company and shall exercise the powers and perform the duties incident to the office of Secretary subject to the direction of the Voting Members.

6.14   Duties of All Managers. All Managers shall have such authority and shall perform such duties as may be specified from time to time by the CEO, or President of no CEO, or by the Voting Members.

6.15   Loans. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name if either is in excess of $100,000.00 unless authorized by a resolution of the Voting Members. Such authority may be general or confined to specific instances.

6.16   Relationship or Interest to a Contract or Transaction.
   A. No contract or transaction between the Company and one or more of its Managers or between the Company and any other Limited Liability Company, partnership, association, or other organization in which one or more of its Managers are Managers, or have a financial interest, shall be void or violable solely for this reason, or solely because the Manager is present at or participates in the meeting of the Managers or committee thereof which authorizes the contract or transaction, or solely because their votes are counted for such purpose, if:
      1. the material facts as his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Managers or the committee, and the Manager or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers be less than a quorum; or
      2. the material facts as to his/her relationship, interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, an the contract or transaction is specifically approved in good faith by vote of the Members; or

3. the contract or transaction is fair to the Company as of the time it is authorized, approved or ratified, by the Managers, a committee thereof, or the Members.

B. Common or interested Managers may be counted in determining the presence of a quorum at a meeting of the Managers or of a committee which authorizes the contract or transaction.

6.17 Meetings of Managers. The Managers of the Company may hold meetings, both regular and special, either within or without the state of Florida and may be called by any Manager, or by at least 25% of the Voting Members provided at least two days notice of any such meeting is given by the Voting Members calling the meeting.

ARTICLE VII

ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocations of Profits and Losses. Profits and Losses, after deducting any Guaranteed Payments, shall be allocated among the Members in proportion to their Percentage Ownership Interests. Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Voting Members deem these actions to be appropriate.

7.2 Distributions. Subject to applicable law and any limitations elsewhere in this Agreement, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in this Agreement, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

7.3 Form of Distribution. No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

ARTICLE VIII

TRANSFER AND ASSIGNMENT OF INTERESTS

8.1 Resignation of Membership and Return of Capital. For a period of one (1) year after the date of issue of the Member's Membership Units in the Company (the "Issue Date"), no Member may voluntarily resign his or her membership in the Company, and no Member shall be entitled to any return of capital from the company, except upon the written consent of all of the Voting Members. During the second year after the Issue Date, a Member may voluntarily resign his or her membership, but such Member shall be entitled to receive from the Company only the book value of his or her Ownership Interest, adjusted for profits and losses to the date of resignation, unless otherwise agreed by written consent of all of the Voting Members. Subsequent to the second year after the Issue Date, a Member may voluntarily resign his or her membership and shall be entitled to receive from the Company the fair market value of his or her Ownership Interest, adjusted for profits and losses to the date of resignation. Fair market value may be determined informally by unanimous agreement of all of the Voting Members, including the resigning Member. In the absence of an informal agreement as to fair market value, the Voting Members shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the resigning Member is entitled. The Voting Members may elect, by written notice that is provided to the resigning Member within thirty (30) days after the resignation date, for the Company to purchase the resigning Member's Interest (whether the interest is being purchased at book value or fair market value) in four (4) equal annual installments, with the first installment being due sixty (60) days after the Member's resignation.

8.2   Death of a Member. Upon the death of a Member, the Member's estate or beneficiary or beneficiaries, as the case may be, shall be entitled to receive from the Company, in exchange for all of the deceased Member's Ownership Interest, the fair market value of the deceased Member's Ownership Interest, adjusted for profits and losses to the date of death. Fair market value may be determined informally by a unanimous good-faith agreement of all of the Voting Members. In the absence of an informal agreement as to fair market value, the Voting Members shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the deceased Member's estate or beneficiary or beneficiaries is or are entitled. The Voting Members may elect, by written notice that is provided to the deceased Member's estate or beneficiary or beneficiaries, within thirty (30) days after the Member's death, to purchase the deceased Member's Ownership Interest over a one-year (1 year) period, in four (4) equal installments, with the first installment being due sixty (60) days after the Member's date of death. Unless otherwise agreed unanimously by the Voting Members, prior to the completion of such purchase, the Member's estate or beneficiary or beneficiaries, shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an Assignee and be entitled only to receive the share of profits and the return of capital to which the deceased Member would otherwise have been entitled. The Company, or the Voting Members, in its or their discretion, may purchase insurance on the lives of any of the Members, with the company or the purchasing Member named as the beneficiary, as the purchaser may decide, and use all or any of the proceeds from such insurance as a source of proceeds from which the deceased Member's Membership Ownership Interest may be purchased by the Company.

8.3   Restrictions on Transfer. Except (i) as otherwise provided in this Article or (ii) upon the unanimous consent of all of the Voting Members, no Member shall sell, hypothecate, pledge, assign or otherwise transfer, with or without consideration, any part or all of his or her Ownership Interest in the Company to any other person or entity (a "Transferee"), without first offering (the "Offer") that portion of his or her Ownership Interest in the Company subject to the contemplated transfer (the "Offered Interest") first to the Company, and secondly, to the Voting Members, at the purchase price (hereinafter referred to as the "Transfer Purchase Price") and in the manner as prescribed in the Offer.

The Offering Member shall make the Offer first to the Company by written notice (hereinafter referred to as the "Offering Notice"). Within twenty (20) days (the "Company Offer Period") after receipt by the Company of the Offering Notice, the Company shall notify the Offering Member in writing (the "Company Notice"), whether or not the Company shall accept the Offer and shall purchase all but not less than all of the Offered Interest. If the Company accepts the Offer to purchase the Offered Interest, the Company Notice shall fix a closing date not more than twenty-five (25) days (the "Company Closing Date") after the expiration of the Company Offer Period.

In the event the Company decides not to accept the Offer, the Offering Member or the Company, at his or her or its election, shall, by written notice (the "Remaining Member Notice") given within that period (the "Member Offer Period") terminating ten (10) days after the expiration of the Company Offer Period, make the Offer of the Offered Interest to the Voting Members, each of whom shall then have a period of twenty-five (25) days (the "Member Acceptance Period") after the expiration of the Member Offer Period within which to notify in writing the Offering Member whether or not he or she intends to purchase all but not less than all of the Offered Interest. If two (2) or more Voting Members of the Company desire to accept the Offer to purchase the Offered Interest, then, in the absence of an agreement between them, such Voting Members shall have the right to purchase the Offered Interest in proportion to their respective Percentage Voting Interests. If the Voting Members intend to accept the Offer and to purchase the Offered Interest, the written notice required to be given by them shall fix a closing date not more than sixty (60) days after the expiration of the Member Acceptance Period (hereinafter referred to as the "Member Closing Date").

The aggregate dollar amount of the Transfer Purchase Price shall be payable in cash on the Company Closing Date or on the Member Closing Date, as the case may be, unless the Company or the purchasing Voting Members shall elect by written notice that is delivered to the Offering Member, prior to or on the Company Closing Date or the Member Closing Date, as the case may be, to purchase such Offered Interest in four (4) equal annual installments, with the first installment being due on the Closing Date.

If the Company or the Voting Members fail to accept the Offer or, if the Offer is accepted by the Company or the Voting Members and the Company or the Voting Members fail to purchase all of the Offered Interest at the Transfer Purchase Price within the time and in the manner specified, then the Offering Member shall be free, for a period (hereinafter referred to as the "Free Transfer Period") of sixty (60) days from the occurrence of such failure, to transfer the Offered Interest to a Transferee; provided, however, that if all of the Voting Members other than the Offering Member do not approve of the proposed transfer by unanimous written consent, the Transferee of the Offered Interest shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an Assignee and be entitled to receive the share of profits and the return of capital to which the Offering Member would otherwise have been entitled. A Transferee shall be admitted as a Member of the Company, and as a result of which he or she shall become a substituted Member, with the rights that are consistent with the Membership Interest that was transferred, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his or her required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

If the Offering Member shall not transfer the Offered Interest within the Free Transfer Period, his or her right to transfer the Offered Interest free of the foregoing restrictions shall thereupon cease and terminate.

8.4   Involuntary Transfer of a Membership Interest. A creditor's charging order or lien on a Member's Membership Interest, bankruptcy of a Member, dissolution of a Member, or other involuntary transfer of Member's Membership Interest, shall constitute a material breach of this Agreement by such Member. The creditor, transferee or other claimant, shall only have the rights of an Assignee, and shall have no right to become a Member, or to participate in the management of the business and affairs of the Company as a Member or Manager under any circumstances, and shall be entitled only to receive the share of profits and losses, and the return of capital, to which the Member would otherwise have been entitled. The Voting Members, including a Voting Member whose interest is the subject of the charging order, lien, bankruptcy, or involuntary transfer, may unanimously elect, by written notice that is provided to the creditor, transferee or other claimant, at any time, to purchase all or any part of Membership Interest that was the subject of the creditor's charging order, lien, bankruptcy, or other involuntary transfer, at a price that is equal to one-half (1/2) of the book value of such interest, adjusted for profits and losses to the date of purchase. The Members agree that such valuation is a good-faith attempt at fixing the value of the interest, after taking into account that the interest does not include all of the rights of a Member or Manager, and after deducting damages that are due to the material breach of this Agreement.

ARTICLE IX

ACCOUNTING, RECORDS AND REPORTING

9.1   Books and Records. The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Voting Members may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following:

A current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, the Class A Voting Capital account and Class B Nonvoting Capital account, including entries to these accounts for contributions and distributions; the Ownership Interest, Percentage Ownership and Voting Interests; a copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed; copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years; a copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed; copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; the Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years; true and full information regarding the status of the business and financial condition of the Company; and true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

9.2   Inspection of Books and Records. Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member to: (a) inspect and copy during normal business hours any of the Company's records described in Section 9.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

9.3   Accountings. As soon as is reasonably practicable after the close of each Fiscal Year, the Managers shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that Fiscal Year and shall prepare or cause to be prepared a balance sheet as of the end of such Fiscal Year, a profit and loss statement for that Fiscal Year and a statement of Members' equity showing the respective Capital Accounts of the Members as of the close of such Fiscal Year and the distributions, if any, to Members during such Fiscal Year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Manager shall furnish to each Member. In addition, the Company shall furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such Fiscal Year shall be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

9.4   Filings. The Managers, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at the Company's expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Company is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the Florida Secretary of State.

9.5   Bank Accounts. The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person.

9.6   Tax Matters Partner. The Voting Members may, in their exclusive discretion, appoint, remove and replace a Tax Matters Partner at any time or times. The Voting Members shall from time to time cause the Company to make such tax elections as they deem to be in the interests of the Company and the Members generally. The Tax Matters Partner, as defined in Internal Revenue Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

ARTICLE X

DISSOLUTION AND WINDING UP

10.1   Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: the entry of a decree of judicial dissolution pursuant to the Act; or the unanimous approval of the Voting Members.

10.2   Winding Up. On the occurrence of an event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Voting Members shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in this Agreement. The Voting Members shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Members shall be entitled to reasonable compensation for such services.

10.3   Distributions in Kind. Any noncash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Capital Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Voting Members, or if any Voting Member objects, by an independent appraiser (and any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by a Majority of the Voting Members.

10.4   Order of Payment of Liabilities on Dissolution. After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their positive Capital Account balances, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

10.5   Adequacy of Payment. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this Section. This

Section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

10.6   Compliance with Regulations. All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-1(b)(2)(ii)(d), as the voting Members deem appropriate.

10.7   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance and shall have no recourse for such Member's Capital Contribution or share of profits (on dissolution or otherwise) against any other Member.

10.8   Articles of Dissolution. The Voting Members conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the Florida Secretary of State, Articles of Dissolution for the completion of the winding up of the affairs of the Company.


ARTICLE XI

EXCULPATION AND INDEMNIFICATION


11.1   Exculpation of Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

11.2   Indemnification by Company. The Company shall indemnify, hold harmless and defend the Members, in their capacity as Members, Managers, or Officers, from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the indemnified party. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters may be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (i) written affirmation by the Person requesting indemnification of its good-faith belief that it has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

11.3   Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Member or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Member or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under Section 11.2 or under applicable law.

11.4   Indemnification by the Members. Each Member hereby agrees to indemnify and defend the Company, the other Members and each of their respective employees, agents, partners, members, shareholders, officers and directors and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of any breach of this Agreement by that Member.

ARTICLE XII

DISPUTE RESOLUTION

12.1   Disputes Among Members. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management ("Member Dispute"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that the Members are unable to resolve any Member Dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

12.2   Mediation. Mediation proceedings shall be conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (the "AAA") in effect on the date the notice of mediation was served, other than as specifically modified herein, and shall be non-binding on the parties thereto.

Any Member may commence a mediation proceeding by serving written notice thereof to the other Members, by mail or otherwise, designating the issue(s) to be mediated and the specific provisions of this Agreement under which such issue(s) and dispute arose. The initiating party shall simultaneously file two copies of the notice with the AAA, along with a copy of this Agreement. A Member may withdraw from the Member Dispute by signing an agreement to be bound by the results of the mediation, to the extent the mediation results are accepted by the other Members as provided herein. A Member who withdraws shall have no further right to participate in the Member Dispute.

The Members shall select one neutral third party AAA mediator (the "Mediator") with expertise in the area that is in dispute. If a Mediator has not been selected within five (5) business days thereafter, then a Mediator shall be selected by the AAA in accordance with the Commercial Mediation Rules of the AAA.

The Mediator shall schedule sessions, as necessary, for the presentation by all Members of their respective positions, which, at the option of the Mediator, may be heard by the Mediator jointly or in private, without any other members present. The mediation proceeding shall be held in the city that is the company's principal place of business or such other place as agreed by the Mediator and all of the Members. The Members may submit to the Mediator, no later than ten (10) business days prior to the first scheduled session, a brief memorandum in support of their position.

The Mediator shall make written recommendations for settlement in respect of the dispute, including apportionment of the mediator's fee, within ten (10) business days of the last scheduled session. If any Member involved is not satisfied with the recommendation for settlement, he or she may commence an arbitration proceeding.

12.3   Arbitration. Arbitration proceedings shall be conducted under the Rules of Commercial Arbitration of the AAA (the "Rules"). A Member may withdraw from the Member Dispute by signing an agreement to be bound by the results of the arbitration. A Member who withdraws shall have no further right to participate in the Member Dispute.

The arbitration panel shall consist of one arbitrator. The Members shall select one neutral third party AAA arbitrator (the "Arbitrator") with expertise in the area that is in dispute. If an Arbitrator has not been selected within five (5) business days thereafter, then an Arbitrator shall be selected by the AAA in accordance with the Commercial Arbitration Rules of the AAA. The arbitration proceeding shall be held in the city that is the company's principal place of business or such other place as agreed by the Arbitrator and all of the Members. Any arbitrator who is selected shall disclose promptly to the AAA and to both parties any financial or personal interest the arbitrator may have in the result of the arbitration and/or any other prior or current relationship, or expected or discussed future relationship, with the Members or their representatives. The arbitrator shall promptly conduct proceedings to resolve the dispute in question pursuant to the then existing Rules. To the extent any provisions of the Rules conflict with any provision of this Section, the provisions of this Section shall control.

In any final award and/or order, the arbitrator shall apportion all the costs (other than attorney's fees which shall be borne by the party incurring such fees) incurred in conducting the arbitration in accordance with what the arbitrator deems just and equitable under the circumstances.

Discovery shall not be permitted in such arbitration except as allowed by the rules of arbitration, or as otherwise agreed to by all the parties of the Member Dispute. Notwithstanding, the Members agree to make available to one another and to the arbitrator, for inspection and photocopying, all documents, books and records, if determined by the arbitration panel to be relevant to the dispute, and by making available to one another and to the arbitration panel personnel directly or indirectly under their control, for testimony during hearings if determined by the arbitration panel to be relevant to the dispute. The Members agree, unless undue hardship exists, to conduct arbitration hearings to the greatest extent possible on consecutive business days and to strictly observe time periods established by the Rules or by the arbitrator for the submission of evidence and of briefs. Unless otherwise agreed to by the Members, a stenographic record of the arbitration proceedings shall be made and a transcript thereof shall be ordered for each Member, with each party paying an equal portion of the total cost of such recording and transcription.

The arbitrator shall have all powers of law and equity, which it can lawfully assume, necessary to resolve the issues in dispute including, without limiting the generality of the foregoing, making awards of compensatory damages, issuing both prohibitory and mandatory orders in the nature of injunctions and compelling the production of documents and witnesses for presentation at the arbitration hearings on the merits of the case. The arbitration panel shall neither have nor exercise any power to act as amicable compositeur or ex aequo et bono; or to award special, indirect, consequential or punitive damages. The decision of the arbitration panel shall be in written form and state the reasons upon which it is based. The statutory, case law and common law of the State of Florida shall govern in interpreting their respective rights, obligations and liabilities arising out of or related to the transactions provided for or contemplated by this Agreement, including without limitation, the validity, construction and performance of all or any portion of this Agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded, but such governing law shall not include the law pertaining to conflicts or choice of laws of Florida; provided however, that should the parties refer a dispute arising out of or in connection with an ancillary agreement or an agreement between some or all of the Members which specifically references this Article, then the statutory, case law and common law of the State whose law governs such agreement (except the law pertaining to conflicts or choice of law) shall govern in interpreting the respective rights, obligations and liabilities of the parties arising out of or related to the transactions provided for or contemplated by such agreement, including, without limitation, the validity, construction and performance of all or any portion of such agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded.

Any action or proceeding subsequent to any Award rendered by the arbitrator in the Member Dispute, including, but not limited to, any action to confirm, vacate, modify, challenge or enforce the arbitrator's decision or award shall be filed in a court of competent jurisdiction in the same county where the arbitration of the Member Dispute was conducted, and Florida law shall apply in any such subsequent action or proceeding.

ARTICLE XIII

MISCELLANEOUS

13.1 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida, including the Act, without regard to Florida's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Act, this Agreement shall govern to the extent permitted by the Act.

13.2 Notices. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by facsimile if receipt is acknowledged by the addressee, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three business days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records.

13.3   Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

13.4   Binding Effect. This Agreement shall bind and inure to the benefit of the parties and their respective Successors.

13.5   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.6   Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter hereof.

13.7   Further Assurances. Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

13.8   Headings; Gender; Number; References. The headings of the Sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Agreement, except as otherwise indicated.

13.9   Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective Successors nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement , nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

13.10   Amendments. All amendments to this Agreement shall be in writing and signed by all of the Members to the agreement at the time of the amendment.

13.11   Attorneys' Fees. In any dispute between or among the Company and one or more of the Members, including, but not limited to, any Member Dispute, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

13.12 Remedies Cumulative. Subject to Article XII, remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Member may be lawfully entitled.

13.13 Jurisdiction and Venue/Equitable Remedies. The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall, notwithstanding Article XII, be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of Florida or of the United States of America located in the counties of Sarasota or Hillsborough, as selected by the Member that is the plaintiff in the action, or that initiates the proceeding or arbitration. Each Member agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

13.14 Authority. This Agreement constitutes a legal, valid and binding agreement of the Member, enforceable against the Member in accordance with its terms. The Member is empowered and duly authorized to enter into this Agreement (including the power of attorney herein) under every applicable governing document, partnership agreement, trust instrument, pension plan, charter, articles of incorporation, bylaw provision or the like. The Person, if any, signing this Agreement on behalf of the Member is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, articles of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

13.15 Reliance. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Agreement, and that no Member shall be liable to the Company or to any other Member or Members for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

[SIGNATURES NEXT PAGE]

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.



Julie G. Powell, Member



Andrian J. Powell, Member